

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2011

Via E-Mail
Hèctor Treviño Gutièrrez
Chief Financial Officer
Coca-Cola FEMSA S.B.A. de C.V.
Guillermo González Camarena No. 600
Centro de Ciudad Santa Fé
01210 México, D.F., México

Re: Coca-Cola FEMSA S.A.B. de C.V.
Form 20-F for Fiscal Year Ended December 31, 2010
Filed June 17, 2011
File No. 001-12260

Dear Mr. Treviño Gutièrrez:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2010

Item 5. Operating and Financial Review Prospects, page 40

Consolidated Results of Operations by Reportable Segment, page 49

1. Please expand management's discussion and analysis of your Venezuelan operations to provide a more comprehensive discussion that provides a greater level of information about the monetary assets and liabilities that are exposed to exchange rate changes and the sensitivity of your sales and cost of sales to future currency changes. Include in your discussion how government actions regarding exchange rates and related restrictions affect your ability to settle transactions and to repatriate cash. Also disclose anticipated or recent changes to your business practices or policies arising from the economic conditions in Venezuela.

2. In order to assist an investor's understanding, please supplement the above discussion with disaggregated financial information including summarized balance sheets, income statements and cash flows for your Venezuelan operations. Disclose the specific amount of Bolivar-denominated monetary assets and liabilities as of each balance sheet date and a schedule of the amounts being re-measured at each exchange rate. Also disclose the amount for cash and accounts receivable, sales, costs of sales and operating profit for Venezuela and separately disclose the amounts denominated in Bolivar fuerte and the U.S. dollar.

Note 3. Incorporation of Foreign Subsidiaries, page F-10

3. We note that you accounted for your Venezuelan subsidiary as highly inflationary beginning on January 1, 2010. On page F-11, you state that as a result of devaluation, you adjusted your balance sheet and reduced shareholders' equity of Ps. 3,700 million which was accounted for at the time of the devaluation in January 2010. Please tell us if such amounts were recognized through the income statement or the cumulative translation adjustment and how you determined this classification was appropriate. Please discuss the accounting guidance you relied upon and tell us your consideration of disclosing your accounting treatment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/ Brian K. Bhandari for

Tia Jenkins
Senior Assistant Chief Accountant